Exhibit 99.2

FOR IMMEDIATE RELEASE
Contact: Manuel Villas-Boas Espírito Santo Financial Group +44-20-7332-4350 - or - James P Prout Taylor Rafferty, New York +1-212-889-4350

NOTICE OF MEETING

Luxembourg/Portugal - April 26, 2006 - Espírito Santo Financial Group S.A. (Euronext Lisbon and NYSE:ESF) announced today Annual General Meeting to be held on 26th May 2006:

ESPÍRITO SANTO FINANCIAL GROUP S.A.
société anonyme
Registered Office: 231 Val des Bons Malades, L-2121 Luxembourg-Kirchberg

R.C.S.Luxembourg B 22.232

NOTICE OF MEETING

Annual General Meeting of Espírito Santo Financial S.A. to be held on 26th May 2006 at 12 o’clock at the Company’s registered Office, 231 Val des Bons Malades, L-2121 Luxembourg-Kirchberg

AGENDA

1. Management Report by the Board of Directors and Auditors’ Report on Statutory and Consolidated Accounts for the year to 31st December 2005.

2. Approval of the audited Statutory and Consolidated Financial Statements and of the distribution of earnings for the period ended on 31st December 2005.

3. Discharge of the Board of Directors and Statutory Auditors in respect of the year ended on 31st December 2005.

In accordance with the Luxembourg law dated 4th December 1992, concerning important shareholdings in companies listed on the Luxembourg Stock Exchange, any shareholders who are the beneficial owners of more than 10% of shares of the Company directly, or indirectly in the form of ADSs, are requested to declare their positions.

Requirements to participate in the Annual General Meeting

In order to participate in the meeting, the holders of bearer shares must deposit their bearer shares with a bank or brokerage institution acceptable to the Company's board of directors, and send the respective certificate to the Company. Holders of registered shares and ADSs are not required to make such deposit.

In addition, the holders of bearer shares, registered shares or ADSs who intend to participate in the meeting in person or by proxy are required to advise the Company of their intention. Proxy forms are available at the registered office of the Company.

The certificates as well as the information of attendance mentioned above and any proxy forms, should reach the Company at its registered office at 231 Val des Bons Malades , L-2121 Luxembourg-Kirchberg, T:00352 4389891, F:00352 435410, no later than the close of business (5pm, Luxembourg time) on 23rd May 2006.